SEC File Number

001-38029

CUSIP Number

00973N102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:	Akoustis Technologies, Inc.
Former Name if Applicable:	Not applicable.
Address of Principal Executive Office (Street and Number):	9805 Northcross Center Court, Suite A
City, State and Zip Code:	Huntersville, NC 28078

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 16, 2024, Akoustis Technologies, Inc. (the “Company”) and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United State Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Court” and such chapter 11 cases, the “Cases”). Due to the considerable time and resources the Company’s management is devoting to the Cases, the Company does not have the funds or personnel necessary to prepare and timely file its Quarterly Report on Form 10-Q on or before the February 14, 2025 due date without unreasonable effort or expense. The Company cannot at this time estimate when it will be able to file its Quarterly Report on Form 10-Q.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

	Kenneth E. Boller	704	997-5735
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

For the reasons described above in Part III – Narrative of this Form 12b-25, the Company has concluded that it is unable to file a Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2024 without unreasonable effort and expense and is currently not in position to provide a reasonable estimate of the anticipated results of operations for such fiscal quarter. The Company’s results of operations for the fiscal quarter ended December 31, 2024 differed significantly from its results of operations for the fiscal quarter ended December 31, 2023 due to significant adverse developments that occurred with respect to the Company’s business and liquidity, including in connection with the suit precipitating the Cases commenced against the Company on October 4, 2021 by Qorvo, Inc., in the United States District Court for the District of Delaware (DE Case 1:21-cv-01417-JPM), which resulted in an unfavorable outcome for the Company, and as a result of the commencement of the Cases themselves.

Court filings and other documents related to the Cases are available at https://cases.stretto.com/Akoustis.

The Company cautions that trading in the Company’s common stock and other securities during the pendency of the Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Cases.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, each as amended, that are intended to be covered by the “safe harbor” created by those sections. These forward-looking statements include, but are not limited to, statements about the Company’s estimates, expectations, beliefs, intentions, plans or strategies for the future (including its possible future results of operations, profitability, business strategies, competitive position, potential growth opportunities, potential market opportunities and the effects of competition), and the assumptions underlying such statements. Forward-looking statements include all statements that are not historical facts and typically are identified by use of terms such as: “may,” “might,” “would,” “will,” “should,” “could,” “project,” “expect,” “plan,” “strategy,” “anticipate,” “attempt,” “develop,” “help,” “believe,” “think,” “estimate,” “predict,” “intend,” “forecast,” “seek,” “potential,” “possible,” “continue,” “future,” and similar words (including the negative of any of the foregoing), although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 12b-25, the Company cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. Forward-looking statements in this Form 12b-25 include, but are not limited to, statements regarding the Company’s expectations regarding its ability to file the Form 10-Q within the time period prescribed by Rule 12b-25 and its expectations regarding its financial results for the quarter ended December 31, 2024. Forward looking statements also include statements regarding the Company’s plans with respect to the Cases and other statements regarding the Company’s proposed reorganization, strategy, future operations, performance and prospects. These forward-looking statements are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from the expectations expressed in the Company’s forward-looking statements. These risks, uncertainties and events also include, but are not limited to, the following: the Company’s ability to obtain timely approval of the Court with respect to motions filed in the Cases; objections or other pleadings filed that could protract the Cases; the Court’s rulings in the Cases and the outcome of the Cases generally; the length of time that the Company will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Cases; the Company’s ability to continue to operate its business during the pendency of the Cases; employee attrition and the Company’s ability to retain senior management and other key personnel due to the distractions and uncertainties; the effectiveness of the overall restructuring activities pursuant to the Cases and any additional strategies the Company may employ to address its liquidity and capital resources; the actions and decisions of creditors and other third parties that have an interest in the Cases; risks associated with third parties seeking and obtaining authority to terminate or shorten the Company’s exclusivity period to propose and confirm one or more plans of reorganization or liquidation; increased legal and other professional costs necessary to execute the Company’s restructuring; and litigation and other risks inherent in a bankruptcy process. Forward-looking statements are neither historical facts nor assurances of future results, performance, events or circumstances. Instead, these forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks and uncertainties. These risks and uncertainties include any adverse outcomes of any motions or appeals against the Company, and other risks and uncertainties, including those more fully described in the Company’s latest Annual Report on Form 10-K for the fiscal year ended June 30, 2024 and subsequent Quarterly Reports on Form 10-Q, and other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission The Company undertakes no obligation to revise or update publicly any forward-looking statements.

SIGNATURE

Akoustis Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Akoustis Technologies, Inc.

Date: February 14, 2025	By:	/s/ Kenneth E Boller
Kenneth E. Boller Chief Financial Officer